September 18, 2006

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Macrovision Corporation

Dear Ms. Collins:

In connection with our attorney’s conversation with Mr. Patrick Gilmore on September 15, 2006, we are hereby confirming that the Securities and Exchange Commission has agreed to give us an additional 10 business days to respond to the follow-up September 5, 2006 comment letter addressed to Mr. James Budge of Macrovision Corporation. We have made the request for the extension in order to permit our management and Audit Committee to thoroughly prepare and review our response to your comment letter, including our proposed revised form of financial disclosures. We appreciate your accommodation. You will receive our response no later than October 3, 2006.

Do not hesitate to contact me at (408) 562-8495 should you have any questions.

Very truly yours,

/s/ Pamela A. Sergeeff
Pamela A. Sergeeff
Senior Corporate Counsel